                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                      United International Holdings, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  910734 10 2
                ----------------------------------------------
                                (CUSIP Number)

Check the following if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7). _____

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. 910734 10 2     SCHEDULE 13G     Reporting Persons  1 of 1
                                                                   ------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Mark L. Schneider

2.  Check the appropriate box if a member of a group*
    (a)
    (b)    X

3.  SEC use only

4.  Citizenship or place of organization

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  Sole voting power         453,868**

6.  Shared voting power

7.  Sole dispositive power    453,868**

8.  Shared dispositive power

9.  Aggregate amount beneficially owned by each reporting person

    453,868**

10. Check box if the aggregate amount in row 9 excludes certain shares  X
                                                                       ---
11. Percent of class represented by amount in row 9

    1.7%

12. Type of reporting person*

    In

** 290,368 shares represent shares of Class B Common Stock immediately convertible into shares of Class A Common Stock. Includes 163,500 shares of Class A Common Stock that are subject to presently exercisable options.

Item 1.

(a)  	Name of Issuer

United International Holdings, Inc.

(b) 	Address of Issuer's Principal Executive Offices

4643 S. Ulster - #1300
Denver, CO  80237

Item 2.

(a) 	Name of Person Filing

Mark L. Schneider

(B) 	Address of Principal Business Offices or, if none, Residence

c/o United International Holdings, Inc.
4643 S. Ulster St., Suite 1300
Denver, Colorado  80237

(c) 	Citizenship

See Item 4 of Cover Page

(d)	Title of Class of Securities

Class A Common Stock, par value $.01 per share

(e)	CUSIP Number

910734 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	Broker or Dealer registered under Section 15 of the Act
(b)	Bank as defined in section 3(a)(6) of the Act
(c)	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	Investment Company registered under section 8 of the Investment Company
    Act
(e)	Investment Adviser registered under section 203 of the Investment Advisers
    Act of 1940
(f)	Employee Benefit Plan, Pension fund which is subject to the provisions of
    the	Employee Retirement Income Security Act of 1974 or Endowment Fund; See
    Sec. 240.13d-1(b)(ii)(F)
(g)	Parent Holding company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note:
    See	Item 7)
(h)	Group, in accordance with Sec. 240.13d-1(b)(i)(ii)(H)

Item 4.	Ownership

(a)	Amount Beneficially Owned

See Item 9 of Cover Page

(b)	Percent of class

See Item 11 of Cover Page

(c)	Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote
   		See Item 5 of Cover Page

	(ii) shared power to vote or to direct the vote
   		See Item 6 of Cover Page

	(iii) sole power to dispose or to direct the disposition of See Item 7 of Cover Page

	(iv) shared power to dispose or to direct the disposition of See Item 8 of Cover Page

Item 5. 	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. _____

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary of Which Acquired
the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

Cable Acquisition Corp., Albert M. Carollo, William J. Elsner, L. Flinn, Jr. Family Limited Partnership, Lawrence Flinn, Jr., Joseph E. Giovanini, Clarice J. Giovanini, Giovanini Investments, Ltd., Curtis Rochelle, Marian Rochelle, Rochelle Investments, Ltd., Gene W. Schneider, G. Schneider Holdings, Mark Schneider, Janet S. Schneider, (collectively, the "Founders"), Apollo Cable Partners, L.P., ("Apollo") and United International Holdings, Inc. (the "Company") are parties to a Stockholders' Agreement (the "Stockholders' Agreement") that provides for the election as directors by Apollo and the Founders of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Company's voting securities beneficially owned by it is reduced below certain levels. These director nomination rights expire on April 12, 2003, unless earlier terminated by the agreement of Apollo and the Founders. A copy of the Stockholders' Agreement was included as Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

Some of the Founders have transferred all or a portion of their shares of the Company to the following persons: Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Giovanini Properties, Jim Rochelle, Kathleen Jaure, the Revocable Trust of Janet Schneider, Susan G. House, and Robert A. Schneider. As a result of these transfers, the transferees became subject to the Stockholders' Agreement.

The Company's Board of Directors is currently composed of ten members, eight of whom may be deemed to have been nominated by the Founders and two of which may be deemed to have been nominated by Apollo.

There are no other agreements among the undersigned and any other Founder or Apollo with respect to the voting of the Company's securities.

To the best of the undersigned's knowledge, the Founders, Apollo and certain transferees beneficially owned as of December 31, 1996, a total of 13,566,272 shares of the Company's Class A Common Stock. As a result of voting provisions of the Stockholders' Agreement, the Founders and Apollo may be deemed to be a "group" for purposes of Rule 13d-3 and each member of such "group" may be deemed to beneficially own shares of the Company's stock held by the other members of such "group." Pursuant to Rule 13d-4, the undersigned hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 of the shares of the Company's common stock held by any other Founder, Apollo or their transferees.

Item 9. 	Notice of Dissolution of Group

N/A


Item 10.	Certification

N/A

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 31, 1997			By:   /S/Mark L. Schneider
                                 --------------------
   	                             Mark L. Schneider